UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

January 11, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 718,699*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 718,699*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,699

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%**

12.	Type of Reporting Person (See Instructions) PN

* See Appendix A, Note 1.

** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of Artisan Partners Holdings LP (“APH”) for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 615,848*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 615,848*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,547

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 3.

**  Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 533,189*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 533,189*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,888

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 4.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 93,059*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 93,059*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,758

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 5.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 777,846*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 777,846*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496,545

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 6.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,744*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 16,744*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 735,443

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 7.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,654*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 2,654*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 8.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,811*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 1,811*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 720,510

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 9.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,119*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 10,119*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,818

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 10.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,050*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 28,050*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 746,749

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 11.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 124,490*

	6.	Shared Voting Power 718,699**

	7.	Sole Dispositive Power 124,490*

	8.	Shared Dispositive Power 718,699**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,189

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.1%***

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 12.

**   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

*** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 718,699*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 718,699*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,699

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%**

12.	Type of Reporting Person (See Instructions) IN

*   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

CUSIP No. 04316A-108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 718,699*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 718,699*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,699

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%**

12.	Type of Reporting Person (See Instructions) IN

*   Comprised of shares owned by Sutter Hill Ventures, A California Limited Partnership. See Appendix A.

** Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of APH for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

Explanatory Note:

The reporting persons are filing this report to reflect their beneficial ownership of Class A common stock of the Issuer, as a result of the Class A common partnership units of APH, generally, becoming exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis on March 12, 2014 (the one year anniversary of the closing of the Issuer’s initial public offering).  By virtue of Rule 13d-3 under the Act, the reporting persons are deemed to beneficially own shares of Class A common stock issuable to them within 60 days.  In accordance with Rule 13d-3, in determining each reporting person’s respective percentage of beneficial ownership, only those shares issuable to the particular reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding Class A common stock.  As a result, certain of the reporting persons filing this Schedule 13G were deemed to have become the beneficial owners of greater than 5% of the outstanding shares of Class A common stock on January 11, 2014 (60 days prior to the date upon which the partnership units become exchangeable for Class A common stock).  The reporting persons have not purchased or otherwise acquired any securities of the Issuer since the closing of the Issuer’s initial public offering.

The beneficial ownership percentage calculated in accordance with Rule 13d-3 does not reflect a partnership unit holder’s actual economic or voting interest in the Issuer.  Each reporting person holds one share of Class C common stock of the Issuer for each Class A common partnership unit. The Class C common shares entitle the holder to one vote per share.

Item 1.
	(a)	Name of Issuer Artisan Partners Asset Management Inc.
	(b)	Address of Issuer’s Principal Executive Offices 875 E. Wisconsin Avenue, Suite 800, Milwaukee, WI 53202

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Class A common stock, $0.01 par value per share
	(e)	CUSIP Number 04316A-108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Bird, Coxe, Gaither, Sheehan, Speiser, Sweet, White, Younger, Dyckerhoff and Pullara are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership and as such, they share voting and dispositive power over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/21/2014
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David L. Anderson

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James C. Gaither

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Andrew T. Sheehan

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David E. Sweet

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

APPENDIX A TO SCHEDULE 13G - ARTISAN PARTNERS ASSET MANAGEMENT INC.

	Aggregate Number of				% of Total Class
	Shares Beneficially Owned				A Common
Name of Originator	Individual		Aggregate		Stock*

Sutter Hill Ventures, A California Limited Partnership	718,699	Note 1			3.5%

David L. Anderson	615,848	Note 3			3.0%
			1,334,547	Note 2	6.3%

G. Leonard Baker, Jr.	533,189	Note 4			2.6%
			1,251,888	Note 2	5.9%

Jeffrey W. Bird	93,059	Note 5			0.5%
			811,758	Note 2	3.9%

Tench Coxe	777,846	Note 6			3.8%
			1,496,545	Note 2	7.0%

James C. Gaither	16,744	Note 7			0.1%
			735,443	Note 2	3.6%

Andrew T. Sheehan	2,654	Note 8			0.0%
			721,353	Note 2	3.5%

Michael L. Speiser	1,811	Note 9			0.0%
			720,510	Note 2	3.5%

David E. Sweet	10,119	Note 10			0.1%
			728,818	Note 2	3.5%

James N. White	28,050	Note 11			0.1%
			746,749	Note 2	3.6%

William H. Younger, Jr.	124,490	Note 12			0.6%
			843,189	Note 2	4.1%

Stefan A. Dyckerhoff	0				0.0%
			718,699	Note 2	3.5%

Samuel J. Pullara III	0				0.0%
			718,699	Note 2	3.5%

* Beneficial ownership is calculated in accordance with Rule 13d-3 under the Act, whereby the reporting person is considered to beneficially own shares of Class A common stock of the Issuer by virtue of the ability, generally, to exchange Class A common partnership units of Artisan Partners Holdings LP (“APH”) for shares of Class A common stock of the Issuer on a one-for-one basis beginning on March 12, 2014.  In accordance with Rule 13d-3, in determining the percentage ownership, only those shares issuable to the reporting person upon an exchange of partnership units are considered to be outstanding, in addition to the already outstanding shares of Class A common stock.  As a result, the beneficial ownership percentage does not reflect the reporting person’s actual voting or economic interest in the Issuer.

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA  94304.

The partnership is organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a citizen of Germany and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the reporting persons are in the venture capital business.

Note 1:  Comprised of 718,699 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014.

Note 2:  Includes individual shares plus all shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner.

Note 3:  Comprised of 615,848 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in The Anderson Living Trust of which the reporting person is the trustee.

Note 4:  Comprised of 533,189 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in The Baker Revocable Trust of which the reporting person is a trustee.

Note 5:  Comprised of 93,059 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee.

Note 6:  Comprised of 720,239 Class A common partnership units in APH held by Rooster Partners, LP, of which the reporting person is a trustee of a trust which is the General Partner, 54,273 Class A common partnership units in APH held in The Coxe Revocable Trust, of which the reporting person is a trustee and 3,334 shares of Class A common stock directly held. The Class A common partnership units can generally be exchanged for an equivalent number of Class A common stock of the Issuer beginning on March 12, 2014.

Note 7: Comprised of 16,744 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in The Gaither Revocable Trust of which the reporting person is the trustee.

Note 8: Comprised of 2,654 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 9: Comprised of 1,811 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in the Speiser Trust Agreement of which the reporting person is a trustee.

Note 10: Comprised of 10,119 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in The David and Robin Sweet Living Trust Agreement of which the reporting person is a trustee.

Note 11: Comprised of 28,050 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in The White Revocable Trust of which the reporting person is a trustee.

Note 12: Comprised of 124,490 Class A common partnership units in APH, which can generally be exchanged for an equivalent number of shares of Class A common stock of the Issuer beginning on March 12, 2014, held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee.